FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 May 9, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


International Power Signs Agreement with US Bank Group: All Claimed Technical Defaults Waived and Debt Maturity to be Re-designated to Long-term

(London - 9 May 2003) International Power today announces that it has signed an agreement with the bank group providing the non-recourse ANP Funding I, LLC credit facility. This facility was raised to finance International Power's 3,890 MW merchant power plant construction programme in the US, which was fully completed in December 2002. In the agreement the bank group has waived all claimed technical defaults, which will allow International Power to re-designate the maturity of the debt to its original repayment date of June 2006.

Pursuant to the terms of the agreement, International Power has committed to fund the final tranche of the construction costs, amounting to approximately GBP60 million. The total level of equity funding by International Power for the entire construction programme, including this last tranche, is consistent with the original financial projections, and has always been secured by the banks through the provision of an International Power Letter of Credit since financial close in June 2001.

"We are pleased that all issues with the lenders have been resolved in a manner that is consistent with both our initial equity obligations and with the continuing non-recourse nature of the portfolio debt," said David Crane, Chief Executive Officer of International Power. "We can now focus our complete attention on maximizing the commercial performance of our U.S. merchant portfolio in the current challenging commodity price environment", he added.

For further information please contact: -

Investor contact:
Grant Jones
+ 44 (0)207-320-8619

Media contact:
Aarti Singhal
+44 (0)207-320-8681

Notes to editors: -

International Power plc is a leading independent electricity generating company with 10,890MW (net) in operation and 300MW (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the de-merger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary